

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2011

Via E-mail
Tony Liu
Chairman and Chief Executive Officer
(Principal Executive Officer)
American Oriental Bioengineering, Inc.
1 Liangshuihe First Ave
Beijing E-Town Economic and Technology Development Area, E-Town,
Beijing, 100176, People's Republic of China Beijing, People's Republic of China 100176

>   **Re: American Oriental Bioengineering, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed March 15, 2011 and Amended November 14, 2011**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2011**
>   **Filed November 14, 2011**
>   **File No. 001-32569**

Dear Mr. Liu:

        We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

        After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K/A (Amendment No. 1)

Item 7. Management's Discussion And Analysis of Financial Condition and Results of Operations

Financial Position, Liquidity, And Capital Resources
Cash, page 45

1. Please provide us proposed disclosure to be included in future periodic reports indicating the nature of all restrictions on your net assets, the amount of those net assets, and the potential

impact on your liquidity. For example, on page F-30, you disclose that approximately $26.3 million and $23.8 million are not distributable as cash dividends as of December 31, 2010 and 2009, respectively.

Cash Flow
2010 Compared to 2009
Operating Activities, page 45

2. We note your accounts receivable increased by $23.1 million between December 31, 2009 and 2010, while net sales increased by $9.8 million. Please provide us with proposed disclosure to be included in future periodic reports explaining why accounts receivable has increased significantly between these periods in comparison to sales. In this regard, also address the following in your proposed disclosure:
   - Whether, and if so, how the timeframe of your standard credit terms changed during the periods presented. Disclose days' sales in accounts receivable and explain any differences from your standard credit terms. Additionally, please explain the circumstances in which you offer extended credit terms.
   - The aging of your accounts receivable at December 31, 2010;
   - Why you have not written any accounts off; and
   - The steps you take in collecting accounts receivable.

Item 9A. Controls and Procedures
(b) Management's Report on Internal Control Over Financial Reporting (as revised), page 49

3. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

   How do you evaluate and assess internal control over financial reporting?

   In connection with your process to determine whether or not your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

   If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements (including your chief financial officer and chief accounting officer) and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

You identified, in your filing, Lawrence S. Wizel to be an audit committee financial expert. Please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

Financial Statements
Balance Sheet, page F-4

4. Confirm that notes receivable do not exceed 10 percent of the aggregate amount of receivables or provide us proposed revised disclosure to be included in future periodic reports disaggregating accounts and notes receivable in accordance with Rule 5-02.3 of Regulation S-X.

Note 3 – Summary of Significant Accounting Policies
Selling, General and Administrative Expenses, page F-10

5. Provide us proposed revised disclosure to be included in future periodic reports of the shipping costs in accordance with ASC 605-45-50-2.

Note 4 Restatement of Consolidated Financial Statements, page F-17

6. We note that on November 14, 2011, you restated your financial statements as a result of Ernst & Young Hua Ming conclusion that accounting errors existed related to your equity investment in Nuo Hua Affiliate. It appears an Item 4.02(b) Form 8-K was not filed within 4 business days of this event. Please confirm that you understand that this delinquency may impact your eligibility requirements for filing on Form S-3. Refer to Section B1 of the General Instructions to the Form 8-K.

Note 11 – Property, Plant And Equipment, page F-21

7. Based on your disclosure here, it appears that your gross property, plant and equipment balance increased by approximately $19.6 million between December 31, 2009 and December 31, 2010. However, your statement of cash flows shows purchases of

approximately $1.0 million. Please tell us what the difference is attributable, and why you did not provide any discussion of this pursuant to ASC 230-10-50-3. This comment also applies to the $31.8 million increase in the gross property, plant and equipment balance between December 31, 2010 and September 30, 2011.

Form 10-Q for the Period Ended September 30, 2011

Item 1 – Financial Statements, page 5

8. Tell us why you included debt extinguishment gain in income from operations rather than in other income and expense.

9. Provide us proposed disclosure to be included in future periodic reports of income taxes paid and interest paid as required by ASC 230-10-50-2.

Notes To Condensed Consolidated Financial Statements

Note 11 – Receivable For Disposal of Investment, page 19

10. On page 14, you state that as of November 14, 2011, you have not received the consideration of $38.6 million from the third party buyer. Please tell us why you believe this payment is still collectible, and whether there were any specific contractual terms associated with this agreement.

Note 17 – Convertible Notes, page 20

11. Provide us proposed disclosure to be included in future periodic reports which explains why the holder of $5,500,000 of convertible notes accepted $2,750,000 to extinguish the debt.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant